SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  FORM 15


          Certification and Notice of Termination of Registration
         under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
                       Under Sections 13 and 15(d) of
                    the Securities Exchange Act of 1934


                                            Commission File Number: 1-11161

                            NINE WEST GROUP INC.
           (Exact name of registrant as specified in its charter)


                            Nine West Group Inc.
                              Nine West Plaza
                          1129 Westchester Avenue
                        White Plains, New York 10604
                               (914) 640-6400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                   Common Stock, Par Value $.01 Per Share
               9% Series B Senior Subordinated Notes due 2007
                   8-3/8% Series B Senior Notes due 2005
               5-1/2% Convertible Subordinated Notes due 2003
     Subsidiary Guarantees of the 8-3/8% Series B Senior Notes due 2005 Subsidiary Guarantees of the 9% Series B Senior Subordinated Notes due 2007
          (Title of each class of securities covered by this Form)

                                    None
(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


          Please place an X in the box(es) to designate the approprite rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)      [X]       Rule 12h-3(b)(1)(ii) [ ]
          Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(1)(i)  [ ]
          Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(ii) [ ]
          Rule 12g-4(a)(2)(ii)     [ ]       Rule 15d-6           [ ]
          Rule 12h-3(b)(1)(i)      [X]


Approximate number of holders of record as of the certification or notice date:

Common Stock, Par Value $.01 Per Share                     None
9% Series B Senior Subordinated Notes due 2007             2
8-3/8% Series B Senior Notes due 2005                      24
5-1/2% Convertible Subordinated Notes due 2003             60
Subsidiary Guarantees of the 8-3/8% Series B
          Senior Notes due 2005                            None
Subsidiary Guarantees of the 9% Series B Senior
          Subordinated Notes due 2007                      None


          Pursuant to the requirements of the Securities Exchange Act of 1934 Nine West Group Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  June 18, 1999                    By: /s/ Ira M. Dansky
                                           -----------------------
                                            Name:   Ira M. Dansky
                                            Title:  General Counsel